Exhibit 95

Mine Safety Disclosure

GQM LLC is the operator of the Project, which is located in Mojave in Kern County, California. The Company and GQM LLC have no mine safety violations to report. There were no lost-time accidents at GQM LLC during the fiscal year 2015.